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May 30, 2008 VIA EDGAR	Barcelona Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow Munich	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Michael Reedich, Esq.

Special Counsel

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corcept Therapeutics Incorporated

Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-150259)

Filed May 30, 2008

Dear Mr. Reedich:

On behalf of our client Corcept Therapeutics Incorporated (the “Company” or “Corcept”), pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of the Registration Statement on Form S-1 (Registration No. 333-150259) of the Company, original filed on April 14, 2008 and as amendment by Amendment No. 1 thereto filed on May 30, 2008 (as amended, the “Registration Statement”), so that the Registration Statement will be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m. EDT on June 3, 2008, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of such Registration Statement, the Company has authorized us to acknowledge on its behalf that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (202) 267-2242 if you wish to discuss this request.

Very truly yours,

/s/ John J. Huber

John J. Huber

of LATHAM & WATKINS LLP

cc:	Song P. Brandon, Esq., Securities and Exchange Commission

Joseph K. Belanoff, Corcept Therapeutics Incorporated

Alan C. Mendelson, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP